Exhibit 21.1

Ipsidy Inc.

FIN Holdings, Inc., a Delaware company

Innovation in Motion Inc., a Florida company

ID Solutions Inc., a Delaware company

MultiPay S.A.S., a Colombian company

IDGS LATAM S.A.S., a Colombian company

IDGS S.A.S., a Colombian company

CardsPlus Pty Ltd., a South African company

Ipsidy Enterprises Limited, a company incorporated in England & Wales

Ipsidy Perú S.A.C., a Peruvian company